NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

December 13, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended May 31, 2012
(the “2012 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Plowgian, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 20, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2012 Form 20-F.

In addition, as the Company had informed the Staff in several occasions prior to the filing of the 2012 Form 20-F, the Company was evaluating and would continue to evaluate whether to make additional changes to the agreements with its variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China” or the “VIE”) and the VIE’s shareholder to further strengthen the corporate structure, and the VIE’s shareholder had informed the Company repeatedly that it would be ready to sign an irrevocable power of attorney at any time. On December 3, 2012, the VIE’s shareholder, the VIE and one of the Company’s wholly-owned subsidiaries in China entered into an irrevocable proxy agreement and power of attorney, after the Company’s external counsel and independent auditors reviewed it.

The executed proxy agreement and power of attorney is attached as Exhibit I hereto for the Staff’s reference.

“We rely on contractual arrangements for our operations in China…,” page 14

1.	Please expand paragraph two of this risk factor to address the risk that one of the consequences of the inability to enforce your contractual arrangements, namely the inability to exert control, could be the inability to consolidate your financial statements. In addition, state the portion of your historic revenues and operations attributable to New Oriental China and its schools and subsidiaries.

In response to the Staff’s comment, the Company respectfully advises the Staff that in its next Form 20-F, it will expand the second paragraph of the relevant risk factor currently on page 14 of the 2012 Form 20-F, with the relevant factual disclosures to be updated as necessary, as follows (the added portions are in italics and underlined):

“In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and     %, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.”

2.	Please expand this risk factor to address the risk that certain of your service agreements permit the schools and subsidiaries of New Oriental China to terminate the agreement without the consent of your wholly owned subsidiaries in China and certain of these agreements require both parties to consent to the agreements’ renewal, as discussed on page 48.

The Company respectfully advises that Staff that it is in the process of amending its existing contractual arrangements with New Oriental China and its schools and subsidiaries to further strengthen its corporate structure. Among the changes that the Company plans to make, a new exclusive service agreement will provide that only the Company’s wholly-owned subsidiaries in China have the rights to terminate the agreements or to unilaterally change the terms of the service agreements.

To the extent that the Company does not conclude the amendments to the existing contractual arrangements when the Company files its next Form 20-F, the Company will insert an additional paragraph to the relevant risk factor currently on page 14 of the 2012 Form 20-F as follows:

“Within the existing contractual arrangements, five of our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries.

However, under certain service agreements, the renewal of the agreements requires both parties’ consents, and in a number of other service agreements, the schools and subsidiaries to New Oriental China may terminate the relevant agreements according to provisions without our consent if our wholly owned subsidiaries breach the terms of the service agreements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for more information. We believe that our exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion, and the power of attorney that New Oriental China’s shareholder has granted to us, effectively enable us to have the ability to cause the related service contracts to be renewed when needed. However, if we are not able to renew these service agreements when they expire or the school and subsidiaries of New Oriental China terminate these agreements according to terms and conditions thereunder, our ability to receive the economic benefits of New Oriental China and its schools and subsidiaries may be negatively affected.”

3.	Please revise your disclosure to address the risk that the powers of attorney executed by Century Friendship are revocable, as disclosed on page 49.

The Company respectfully advises the Staff that Century Friendship has signed a proxy agreement and power of attorney with Beijing Pioneer Technology Co., Ltd. (“Beijing Pioneer”), which is one of the Company’s wholly-owned subsidiaries in China, and the VIE, through which Century Friendship, as the VIE’s sole shareholder, irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in the VIE. The executed proxy agreement and power of attorney is attached hereto as Exhibit I for the Staff’s reference. This proxy agreement and power of attorney has replaced the former revocable powers of attorney. Accordingly, the Company respectfully advises the Staff that the disclosure regarding the revocability of the power of attorney is no longer applicable.

4.	We note your statement on page 15 that there is “a lack of clear legal guidance” on whether the scope of the equity interest pledges shall be limited by the amount of the registered capital of New Oriental China. Please advise us why you believe it is “unlikely” that a PRC court may take the position that the amount listed on the equity pledge registration form represents the full amount of the collateral that has been registered and perfected. In the alternative, please revise to remove the mitigating language.

In response to the Staff’s comment, the Company will remove the mitigating language in the relevant risk factor currently on page 15 of the 2012 Form 20-F from the Form 20-F to be filed in the future.

“Our ability to enforce the equity pledge agreements…,” page 14

5.	Please disclose that you have no agreements that pledge the assets of the variable interest entities for the benefit of the WFOEs.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s future Form 20-F filings, it will add the following paragraph to the end of the relevant risk factor currently on page 15 of the 2012 Form 20-F:

“Other than the aforementioned equity pledge agreements, we do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries to us or our wholly owned subsidiaries.”

“The controlling shareholder of Century Friendship…,” page 15

6.	Please revise this risk factor to state Mr. Yu’s current ownership in your company.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s future Form 20-F filings, it will revise the relevant risk factor currently on page 15 of the 2012 Form 20-F to state Mr. Yu’s current ownership in the Company as follows, and make updates from time to time (revised portions are in italics and underlined):

“…The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial shareholders of our company, holding     % of our total common shares issued and outstanding as of             .”

“Our ability to operate private schools may be subject to significant limitations…,” page 16

7.	In order to provide context to the risk that upon implementation of the reform to divide private education entities into for-profit and not-for profit entities certain of your schools may be subject to income tax rate at the rate of 25%, please disclose the historic income tax rate such entities have paid.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s next Form 20-F filing, it will revise the relevant risk factor currently on page 15 of the 2012 Form 20-F as follows (revised portions are in italics and underlined):

“If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may all be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2012, schools that accounted for approximately 28.8% of our consolidated net revenues applied a 25% income tax rate.

The other schools, primarily Beijing School, which accounted for approximately 61.6% of our consolidated net revenues, were subject to favorable tax rates. Historically, the effective income tax rates for all our schools were 10.98%, 9.93% and     % in the fiscal years ended May 31, 2011, 2012 and 2013, respectively.] Additionally, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny.”

“We are required to obtain various operating licenses and permits…,” page 20

8.	We note your statement that you have been “making efforts to ensure compliance with applicable rules and regulations in all material respects.” Please expand this risk factor to address, if applicable, any notifications you have received pertaining to material noncompliance with these rules and regulations.

The Company respectfully advises the Staff the Company did not receive any notifications for any material noncompliance from any governmental authorities in the fiscal years ended May 31, 2010, 2011 and 2012. If the Company receives any notifications pertaining to material noncompliance with these rules and regulations in the future, the Company will disclose so in the relevant Form 20-F filings.

Organizational Structure, page 45

9.	We note the footnote to your organizational chart indicating that a straight line represents equity interest for companies and sponsorship interest for schools and kindergartens. Please revise your organizational chart to use a separate marking that clearly distinguishes between equity interest for companies and sponsorship interest for schools and kindergartens.

In response to the Staff’s comment, the Company will revise its organizational chart to more clearly distinguish between equity interest for companies and sponsorship interest for schools and kindergartens, and hereby attaches the revised chart herein as Annex I. The Company undertakes to include this organizational chart, as amended and updated from time to time, in the Company’s next Form 20-F filing.

10.	Please revise your organizational chart to include the abbreviated names of each entity as used throughout the filing.

In response to the Staff’s comment, the Company will revise its organizational chart to include the abbreviated name of each entity as used throughout the 2012 20-F, and hereby attaches the revised chart herein as Annex I. The Company undertakes to include this organizational chart, as amended and updated from time to time, in the Company’s next Form 20-F filing.

Exclusive Option Agreement, page 48

11.	We note your description of the 2006 agreements as well as your statement that the subsequent 2012 agreements are “substantially the same.” Because the 2012 agreements have replaced the 2006 agreements, please revise your disclosure to summarize all material terms of the 2012 agreements.

In response to the Staff’s comment, the Company respectfully advises the Staff the in its future Form 20-F filings, the Company will replace the first two paragraphs currently on page 48 of the 2012 Form 20-F with the following paragraph:

“Exclusive Option Agreement. Exclusive option agreements were entered into by us and New Oriental China and the shareholders of New Oriental China on various dates, and amended on May 25, 2006. After the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship in early 2012, Century Friendship, as the sole shareholder of New Oriental China, executed a new option agreement with Shanghai Smart Words, which is one of our wholly owned subsidiaries in China, and New Oriental China on April 23, 2012, replacing previous exclusive option agreements. Pursuant to the current option agreement, Century Friendship is obligated to sell to Shanghai Smart Words, and Shanghai Smart Words has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Shanghai Smart Words has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Shanghai Smart Words at any time in its discretion. The purchase price to be paid by Shanghai Smart Words will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.”

Critical Accounting Policies, page 60

Consolidation of Variable Interest Entity, page 61

12.	It appears that you have identified risks and uncertainties related to the consolidation of variable interest entities in Note 1 that are not addressed in your critical accounting policies. Please expand to include all relevant risks and uncertainties or provide a cross-reference to where such disclosure exists.

In response to the Staff’s comment, the Company proposes to revise its critical accounting policies for the consolidation of VIE currently on page 61 of the 2012 Form 20-F, to be included in its future Form 20-F filings, as follows (the revised portions are in italics and underlined):

“Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grade ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. To comply with the PRC laws and regulations, we conduct substantially all of our education business through New Oriental China, our variable interest entity, and its schools and subsidiaries. We have, through five of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder such that New Oriental China and its schools and subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to currently exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact New Oriental China’s economic performance. We believe that our ability to exercise control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of New Oriental China and its schools and subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, so we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties”, “—Risks Related to Our Corporate Structure —We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership”, “—Risks Related to Our Corporate Structure —Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations” and “—Risks Related to Our Corporate Structure —The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected”.

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and     %, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2012 and 2013, New Oriental China and its schools and subsidiaries accounted for an aggregate of 60.4% and     %, respectively, of our total assets, and 85.2% and     %, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash, investments and commercial property.”

The Company also proposes to revise its risk factor currently beginning on page 13 of the 2012 Form 20-F, to be included in its future Form 20-F filings, as follows (the revised portions, which are in the body of the proposed risk factor, are in italics and underlined):

“If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grade ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited.

As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that the corporate structure of New Oriental China and its schools and subsidiaries and our wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and the contractual arrangements among our wholly owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if we, any of our wholly owned subsidiaries, New Oriental China or any of its schools or subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries, New Oriental China or New Oriental China’s schools and subsidiaries;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and New Oriental China and its schools and subsidiaries;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations; or

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. As a result, the Company may not be able to consolidate New Oriental China and its schools and subsidiaries in its consolidated financial statements as it may lose the power to direct the activities of New Oriental China and its schools and subsidiaries that most significantly impact the their economic performance, and it may also lose the right to receive the economic benefits from New Oriental China and its schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or the VIE.”

13.	We note in the last paragraph of page 66 that you conduct substantially all of your education business in China through contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your consolidated variable interest entities.

In response to the Staff’s comment, the Company proposes to revise its critical accounting policies for the consolidation of VIE currently on page 61 (as included in the Company’s response to the Staff’s comment 12 above) of the 2012 Form 20-F and the referenced paragraph currently on page 66 of the 2012 Form 20-F, to be included in its future Form 20-F filings, as follows (the revised portions are in italics and underlined):

“Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and     %, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property.

As of the fiscal years ended May 31, 2012 and 2013, New Oriental China and its schools and subsidiaries accounted for an aggregate of 60.4% and     %, respectively, of our total assets, and 85.2% and     %, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash, investments and commercial property.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to five of our PRC subsidiaries from New Oriental China and its schools and subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. Conducting our operations through contractual arrangements with New Oriental China entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.””

The Company also proposes to add the following paragraph to Note 1 currently on page 20 of the consolidated financial statements included in the 2012 Form 20-F, to be included in its future Form 20-F filings:

“Risks in relation to the VIE structure - continued

The VIE contributed an aggregate of 97.2%, 97.2% and     % of the consolidated net revenues for the year ended May 31, 2011, 2012 and 2013, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its kindergarten programs and the leasing of its commercial property. As of the fiscal years ended May 31, 2012 and 2013, the VIE accounted for an aggregate of 60.4% and    %, respectively, of our consolidated total assets, and 85.2% and     %, respectively, of our consolidated total liabilities. The assets not associated with the VIE primarily consist of cash, investments and commercial property.”

Holdings Company Structure, page 66

14.	We note in the first paragraph on page 67 that the amount of dividends paid by your PRC subsidiaries to you primarily depends on the service fees paid to five of your PRC subsidiaries from New Oriental China and its schools and subsidiaries. To the extent material, please disclose the amount of fees payable from the VIE to the WFOE as of May 31, 2012 and 2011.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s next Form 20-F filing, it will include the following disclosure in the first paragraph currently on page 67 of the 2012 Form 20-F:

“As of May 31, 2012 and 2013, the total amount of service fees payable to these five PRC subsidiaries from New Oriental China and its schools and subsidiaries under the service agreements was US$64.8 million and US$         million, respectively.”

Independent Investigation by Special Committee, page 78

15.	We note the disclosure that your Special Committee determined that it was not necessary for it to do further work or conclude on the allegations that your consolidation of the financial results of New Oriental China and its schools and subsidiaries into your own consolidated financial statements is improper because it “understands that the SEC’s Division of Corporation Finance has stated that it has no objection to the consolidation of [y]our schools into New Oriental China… and also has no objection to the consolidation of New Oriental China into [y]our consolidated financial statements.” Please revise to clearly state that the SEC’s position was based on representations you made to the SEC.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s next Form 20-F filing, it will revise the fourth paragraph currently on page 79 of the 2012 Form 20-F as follows (the revised portion is in italics and underlined):

“Although substantial work has been completed by the Special Committee in connection with the issue concerning the consolidation of the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements, the Special Committee understands that the SEC’s Division of Corporation Finance has stated that based on the representations we made to the SEC, it has no objection to the consolidation of our schools into New Oriental China or into our wholly foreign owned subsidiaries in China, and also has no objection to the consolidation of New Oriental China into our consolidated financial statements. As a result, the Special Committee does not believe it is necessary to do further work or conclude on this issue.”

Financial Statements

Consolidated Balance Sheets, page 3

16.	We refer to your disclosure of accounts payable and other liabilities of the consolidated variable interest entity without recourse to Beijing New Oriental Education & Technology Group, Inc. Please tell us what the amounts in parenthetical notes represent and how you have complied with the provisions of ASC 810-10-45-25 for both assets and liabilities.

The Company respectfully advises the Staff that there are no assets of the VIE that can be used only to settle any obligations of the VIE, and there are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Accordingly, no assets of the VIE are presented separately on the face of the statement of financial position. Additionally, and in accordance with the disclosure provisions of ASC 810-10-45-25, all the liabilities of the VIE are presented separately (parenthetically) on the face of the Company’s consolidated balance sheet because there are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 10 The VIE arrangements, page 16

17.	Please revise to disclose the following information or tell us where you have provided these disclosures:

•	the lack of recourse if creditors (or beneficial interest holders) of the VIE have no recourse to the general credit of you as the primary beneficiary (ASC 810-10-50- 3(c)); and

•

the terms of any arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss (ASC 810-10-50-3(d)).

The Company respectfully refers the Staff to the Company’s response to the Staff’s comment 16, which provides the background that affects the disclosure related to the first point of the Staff’s comment 17.

The Company also respectfully refers the Staff to the Company’s proposed revisions included in the Company’s response to the Staff’s comment 18 below, which also addresses both points of the Staff’s comment 17.

18.	Please tell us how you complied with ASC 810-10-50-5A(c), which requires you to disclose if you have provided financial or other support (explicitly or implicitly) during the periods presented to the variable interest entity, including its subsidiaries, that you were not previously contractually required to provide or whether you intend to provide that support.

In response to the Staff’s comment 17 and 18, the Company proposes to revise Note 1 currently on page 20 of the consolidated financial statements included in the 2012 Form 20-F, to be included in its future Form 20-F filings, as follows (the revised portion is in italics and underlined):

“There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholder of the VIE or entrustment loans to the VIE.”

19.	We note that you conduct substantially all of your education business in China through contractual arrangements with the VIE. Please expand to explain in more detail what it means that substantially all of your education business is conducted through contractual arrangements. In this regard, it appears unclear whether the VIE and its schools merely hold the requisite licenses and permits necessary to conduct the education business or whether the VIEs perform more expansive activities, such as, hold leases for the schools or employ teachers. Refer to ASC 810-10-50-12(d), which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE.

In response to the Staff’s comment 19, 20 and 21, the Company proposes to revise Note 1 currently on page 16 of the consolidated financial statements included in the 2012 Form 20-F, to be included in its future Form 20-F filings, as follows (the revised portions are in italics and underlined):

“PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIE, New Oriental China and its schools and subsidiaries. The VIE holds the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIE holds leases and other assets necessary to operate the Company’s schools and learning centers, employs teachers and generates substantially of the Company’s revenues. The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s schools and subsidiaries and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company’s management believes the Company’s rights under the terms of the exclusive option agreement provide it with a substantive kick out right. More specifically, the Company’s management believes that the terms of the exclusive option agreement are currently exercisable and legally enforceable under current PRC laws and regulations. The Company’s management also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Yu’s consent is not required. The Company’s rights under the exclusive option agreement gives the Company the power to control the shareholder of the VIE and thus the power to direct the activities that most significantly impact the VIE’s economic performance. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company’s management also believes that this ability to exercise control, together with the service agreements and the equity pledge agreements, gives the Company the rights to receive substantially all of the economic benefits from the VIE.”

The Company also respectfully refers the Staff to the Company’s proposed revision included in the response to the Staff’s comment 13, which provides further “quantitative information” about involvement with the VIE and provides investors with the information necessary for them to understand the degree of involvement of the VIE (and entities not subject to the involvement of our VIE) with respect to Company’s business.

20.	We note your disclosure that the Company and its WFOEs have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and shareholders that enable the Company to have power to direct the activities that most significantly affects the economic performance of the VIE and receive economic benefits of the VIE that could be significant to the VIE. Please clearly describe how power is conveyed to you and how you receive economic returns.

The Company respectfully refers the Staff to the Company’s proposed revision included in the response to the Staff’s comment 19.

21.	Please tell us how your disclosures address ASC 810-10-50-12(a), which requires disclosure of the methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. In your response, tell us where you addressed judgments made related to barriers to the exercise of your kick-out right and contract provisions that require consent of New Oriental China to renew.

The Company respectfully advises the Staff that as analyzed in paragraphs 38 through 44 of the VIE Analysis Memo attached to the Company’s response letter submitted on July 31, 2012 (the “VIE Analysis Memo”), the Company is the only holder of variable interests in the VIE. Accordingly, the Company did not believe it was necessary to apply any methodology (i.e. fair value, cash flows, or otherwise) for allocating the expected losses and expected residual returns to determine the primary beneficiary because the Company absorbed substantially all of the VIE’s variability. Accordingly, the Company has not included such a disclosure.

The Company also respectfully refers the Staff to the Company’s proposed revision included in the Company’s response to the Staff’s comment 19, which also addresses the Staff’s comment 21.

22.	Please clarify that New Oriental China consolidates schools using the variable interest entity model and how New Oriental China achieves power over and economic returns from the Schools. In addition, tell us how you addressed the disclosures in ASC 810-10- 50-9 related to the disclosure of the aggregation of VIEs.

ASC 810-10- 50-9 allows disclosures about VIEs to be reported in the aggregate for similar entities if separate reporting would not provide more useful information to financial statement users. The Company respectfully refers the Staff to paragraphs 25 through 32 of the Annex I “Analysis – Consolidation of Schools” to the Company’s response letter submitted on October 5, 2012 (“Annex I”), where the Company has concluded that the Company is appropriately consolidating the schools. In reaching this conclusion, the Company notes that New Oriental China has the power to direct the activities of the schools via its sponsorship interest, and the WFOEs have the rights to the schools’ economic benefits via the service agreements, but the Company stops short of definitively identifying the identity of the primary beneficiary of the schools (i.e. the WFOEs or New Oriental China) because doing so is subject to various interpretations. However, regardless of whether New Oriental China or the WFOEs are identified as the primary beneficiary of the schools, the chain of consolidation will result in the Company ultimately consolidating such schools because, as previously articulated in the VIE Analysis Memo submitted on July 31, 2012, New Oriental China is appropriately consolidated by the WFOEs and the WFOEs are appropriately consolidated by the Company, and thus there would be no financial reporting difference if the chain of consolidation were one way or the other. Additionally, with respect to the Company’s involvement with either New Oriental China or the schools, the Company does not make a distinction because their operations are too interrelated and almost indistinguishable from one another.

As the majority of the Company’s education business is operated by New Oriental China and the schools, the risks and rewards associated with their operations are substantially the same, and because the Company is appropriately consolidating both New Oriental China and the schools, the Company believes it is appropriate and more meaningful to aggregate the disclosures related to New Oriental China and the schools as variable interest entities. Accordingly, New Oriental China, its schools and subsidiaries are collectively referred to as “the VIE” in the Company’s consolidated financial statements.

Risks in relation to the VIE structure, page 18

23.	It appears to us that the disclosure of risks made on page 18 and 19 related to the VIE structure pertain solely to the consolidation of New Oriental China. Please clarify whether the risks disclosed pertain also to involvement with the Schools, or expand to disclose the risks pertaining to involvement with the Schools as necessary.

The Company respectfully advises the Staff that the risks included on page 18 and 19 of the consolidated financial statements applies to New Oriental China as well as its schools and subsidiaries.

24.	We note on page 19 that the current sole shareholder of New Oriental China has no current interest in seeking to act contrary to the contractual arrangements because he is a beneficial owner of the Company. Please tell us how his being a beneficial owner of the Company automatically means that he cannot have an interest in seeking to act contrary to the contractual arrangements, or revise your disclosures as necessary to clarify.

In response to the Staff’s comments 24 and 25, the Company proposes to revise Note 1 currently on page 19 of the consolidated financial statements included in the 2012 Form 20-F, to be included in its future Form 20-F filings, as follows (the revised portions are in italics and underlined):

“Risks in relation to the VIE structure - continued

The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate New Oriental China and its schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over New Oriental China and its schools and subsidiaries and its shareholder, and it may lose the ability to receive economic benefits from New Oriental China and its schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or New Oriental China or its schools or subsidiaries.

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of New Oriental China may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of our company, holding    % of our total common shares issued and outstanding as of             , 2013. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of the Company, on the other hand. On December 3, 2012, Mr. Yu, acting as the authorized representative of Century Friendship, executed an irrevocable power of attorney for the benefit of a WFOE. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of New Oriental China should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.”

25.	We note on page 19 that the revocable powers of attorney would negate a conflict of interest. Please disclose how this would mitigate a conflict of interest when the power of attorney is revocable at Mr. Yu’s discretion.

The Company respectfully refers the Staff to the response to the Staff’s comment 24.

Note 22. Statutory Reserve, page 55

26.	We note your disclosure that the reserves include (1) general reserves, (ii) enterprise expansion reserves, and (iii) a staff bonus and welfare reserves. Please revise to quantify each component of your statutory reserve and the reasons for the changes from period to period. Also, tell us how you determined the $69,149 amount allocated to each component of the reserve.

In response to the Staff’s comments 26 and 27, the Company proposes to revise Note 22 currently on page 55 of the consolidated financial statements included in the 2012 Form 20-F, to be included in the next Form 20-F filing, as follows (the revised portions are in italics and underlined):

“22. STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the year ended May 31, 2012, $2,453 was deducted from the general reserve to adjust for excess appropriations made in prior periods.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the year ended May 31, 2012, appropriations to the development fund amounted to $71,602, for which $57,377 is attributed to periods prior to fiscal year 2012.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$3,097, US$69,149 and             to statutory reserves during the years ended May 31, 2011, 2012 and 2013, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.”

27.	Please revise to clarify whether the requirement of private schools to make annual appropriations to its development fund is part of the enterprise expansion reserves. Tell us whether you made appropriations to the development fund in prior years and whether you disclosed them as part of your restricted net assets.

The Company respectfully refers the Staff to the response to the Staff’s comment 26 above. The Company respectfully advises the Staff that the annual appropriation to the development fund made in fiscal year 2012 was not part of the enterprise expansion reserves. The Company did not make any enterprise expansion reserves. According to the Company’s PRC counsel, enterprise expansion reserves are not mandatory under Paragraph 3, Section 167 of the PRC Company Law.

The Company further advises the Staff that although the development reserves that should have been appropriated were included in the calculation of restricted net assets in Note 23 currently on page 56 of the consolidated financial statements included in the 2012 Form 20-F, it did not make appropriations to the development fund reserves for the years ended May 31, 2010, 2011 or any periods prior to that; however, in the year ended May 31, 2012, all of the under-reserved amounts for all prior periods’ development fund, together with the amount that shall have been appropriated for fiscal year 2012, have been appropriated.

During the year ended May 31, 2012, appropriations to the development fund amounted to $71.6 million, for which $57.4 million was attributed to periods prior to fiscal year 2012. The Company further respectfully submits to the Staff that development fund reserves appropriations only have an impact on the classification among “Equity” accounts, and they do not have any impact on the consolidated statement of operations.

Note 23. Restricted Net Assets, page 56

28.	Please revise to quantify each component of your restricted net assets. Describe the nature of each component, the nature of the restrictions and the reasons for the changes from period to period.

In response to the Staff’s comment, the Company proposes to revise Note 23 currently on page 56 of the consolidated financial statements included in the 2012 Form 20-F, to be included in the next Form 20-F filing, as follows (the revised portion is in italics and underlined):

“23. RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the WFOEs or VIE to the Company in any of the three years ended May 31, 2012. Restricted net assets include net assets of VIE and paid in capital and reserves of WOFEs. The balance of restricted net assets was $350,117 and             , of which $308,440 and             was attributed to the net assets of the VIEs and $41,677 and             was attributed to the paid in capital and statutory reserves of the WFOE, as of May 31, 2012 and 2013, respectively.”

Based on the foregoing responses, the Company respectfully advises the Staff that it does not believe an amendment to the 2012 Form 20-F is necessary as the proposed amendments are enhanced disclosures rather than correction of factual information disclosed in the 2012 Form 20-F. If the Staff requests the Company to amend the 2012 Form 20-F, the Company will do so after all of the Staff’s comments are fully addressed and cleared.

*        *        *

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Very truly yours,

/s/ LOUIS T. HSIEH
Louis T. Hsieh
President and Chief Financial Officer

cc:

Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Brian Breheny, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Eric Phipps, Mark Lian, Deloitte Touche Tohmatsu CPA Ltd.

EXHIBIT AND ANNEX INDEX

Exhibit I	Proxy Agreement and Power of Attorney

Annex I	Organizational Chart

Exhibit I

Proxy Agreement and Power of Attorney

Execution Version Proxy Agreement and Power of Attorney 2012 This Proxy Agreement and Power of Attorney (this “Agreement”) is entered into as of December 3, 2012 by and among the following parties: (1) Party A: Beijing Pioneer Technology Co., Ltd.) (the “WFOE”), a wholly foreign-owned enterprise registered in Beijing, the People’s Republic of China (“China”), under laws of China; (2) Party B: Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”), a domestic company registered in Beijing, China, under the laws of China; and (3) Party C: Beijing Century Friendship Education Investment Co., Ltd.) (the “Shareholder”), a domestic company registered in Beijing, China, under the laws of China. (Party A, Party B and Party C are hereinafter collectively referred to as the “Parties” and individually, as a “Party.”) RECITALS (A) WHEREAS, the Shareholder holds 100% equity interest in New Oriental China; (B)

WHEREAS, the WFOE and its affiliates, New Oriental China, New Oriental’s schools and subsidiaries have entered into a series of contractual arrangements, including service agreements, an exclusive option agreement, equity pledge agreements; these contractual arrangements provide New Oriental China and New Oriental’s schools and subsidiaries with services necessary for their business operation and also ensure that the WFOE and its affiliates have extensive, continuous and effective control over New Oriental China and New Oriental’s schools and subsidiaries; (C) WHEREAS, as the consideration for the WFOE and its affiliates to provide New Oriental China and New Oriental’s schools and subsidiaries with services necessary for their business operation, the WFOE has requested the Shareholder to appoint the WFOE as its attorney-in-fact (“Attorney-in-Fact”), with full power of substitution, to exercise any and all of the rights in respect of Shareholder’s equity interests in New Oriental China and the Shareholder has agreed to make such appointment. NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parties hereby agree as follows: AGREEMENT Section 1 The Shareholder hereby irrevocably nominates, appoints and constitutes the WFOE as its Attorney-in-Fact (which expression shall include any substitute attorney appointed pursuant to this Agreement) to exercise on the Shareholder’s behalf any and all rights that such Shareholder has in respect of Shareholder’s equity interests in New Oriental China conferred by relevant laws and regulations and the articles of association of New Oriental China, including without limitation, the following rights (collectively, “Shareholder Rights”): (a) to call and attend shareholders’ meeting of New Oriental China; (b) to execute and deliver any and all written resolutions in the name and on behalf of the Shareholder;

(c) to vote by itself or by proxy on any matters discussed on shareholders’ meetings, including without limitation, the sale, transfer, mortgage, pledge or disposal of any or all of the assets of New Oriental China; (d) to sell, transfer, pledge or dispose of any or all of the equity interests in New Oriental China; (e) to nominate, appoint or remove the directors of New Oriental China when necessary; (f) to oversee the economic performance of New Oriental China; (g) to have full access the financial information of New Oriental China at any time; (h) to file any shareholder lawsuits or take other legal actions against New Oriental China’s directors or senior management members when such directors or members are acting to the detriment of the interest of New Oriental China or its shareholder(s); (i) to approve annual budgets or declare dividends; and (j) any other rights conferred by the articles of association New Oriental China and/or the relevant laws and regulations on the shareholders. The Shareholder further agrees and undertakes that without the WFOE’s prior written consent, it shall not exercise any of the Shareholder Rights. Section 2

The WFOE agrees to accept the appointment as an Attorney-in-Fact. In addition, the WFOE has the right to appoint, at its sole discretion, a substitute or substitutes to perform any or all of its rights of the Attorney-in-Fact under this Agreement, and to revoke the appointment of such substitute or substitutes. Section 3 New Oriental China confirms, acknowledges and agrees to the appointment of the Attorney-in-Fact to exercise any and all of the Shareholder Rights. New Oriental China further confirms and acknowledges that any and all acts done or to be done, decisions made or to be made, and instruments or other documents executed or to be executed by the Attorney-in-Fact, shall therefore be as valid and effectual as though done, made or executed by the Shareholder. Section 4 (a) (a) The Shareholder hereby acknowledges that, if the Shareholder increases its equity interest in New Oriental China, whether by subscribing additional amount equity interests or otherwise, any such additional equity interests acquired by the Shareholder shall be automatically subject to this Agreement and the Attorney-in-Fact shall have the right to exercise the Shareholder Rights with respect to such additional equity interests on behalf of the Shareholder as described in Section 1 hereunder; if the Shareholder’s equity interest in New Oriental China is transferred to any other party, whether by voluntary transfer, judicial sale, foreclosure sale, or otherwise, any such equity interest in New Oriental China so transferred remains subject to this Agreement and the Attorney-in-Fact shall continue to have the right to exercise the Shareholder Rights with respect to such equity interest in New Oriental China so transferred. (b) Furthermore, for the avoidance of any doubt, if any equity transfer is contemplated under any exclusive option agreement and equity pledge agreement(s) that the Shareholder enters into for the benefits of the WFOE or its affiliate (as the same may be amended from time to time), the Attorney-in-Fact shall, on behalf of the Shareholder, have the right to sign the equity transfer agreement and other relevant agreements and to perform the exclusive option agreement and the equity pledge agreement(s). If required by the WFOE, the Shareholder shall sign any documents and fix the chops and/or seals thereon and the Shareholder shall take any other actions as necessary for purposes of consummation of the aforesaid equity transfer. The Shareholder shall ensure that such equity transfer be consummated and any transferee shall sign an agreement in a form substantially the same as this Agreement for the same purposes hereof.

Section 5 5 The Shareholder further covenants with and undertakes to the WFOE that, if the Shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such Shareholder’s equity interests in New Oriental China, the Shareholder shall, to the extent permitted by applicable laws, remit all such dividends, interest, capital distributions, assets, proceeds or consideration to WFOE without any compensation. Section 6 6 The Shareholder hereby authorizes the Attorney-in-Fact to exercise the Shareholder Rights according to its own judgment without any oral or written instruction from the Shareholder. The Shareholder undertakes to ratify any acts which the Attorney-in-Fact or any substitutes or agents appointed by the Attorney-in-Fact may lawfully do or cause to be done pursuant to this Agreement. Section 7 7 This Agreement shall become effective as of the date hereof when it is duly executed by the parties’ authorized representatives and shall remain effective as long as New Oriental China exists. The Shareholder does not have rights to terminate this Agreement or revoke the appointment of the Attorney-in-Fact without the prior written consent of the WFOE. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and assigns. Section 8 8 2012423 This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes the five powers of attorney, each of which is executed by the Shareholder on April 23, 2012 for the benefit of the WFOE, Beijing Decision Education & Consulting Co., Ltd., Shanghai Smart Words Software Technology Co., Ltd., Beijing Wisdom Career Software Technology Co., Ltd. and Beijing Hewstone Technology Co., Ltd.

Section 9 9 This Agreement shall be construed in accordance with and governed by the laws of the China. Section 10 10 Any dispute or claim arising out of or in connection with or relating to this Agreement shall be resolved by the Parties in good faith through negotiations. In case no resolution can be reached by the Parties, such dispute shall be submitted to the Beijing Arbitration Commission for arbitration in accordance with its rules of arbitration in effect at the time of applying for arbitration and the place of arbitration shall be in Beijing. The language of the proceedings shall be Chinese. The arbitral award is final and binding upon all Parties. Section 11 11 This Agreement shall be executed in three originals by all Parties, with each Party keeping one original. All originals shall have the same legal effect. The Agreement may be executed in one or more counterparts. Section 12 12 Both Chinese and English versions of this Agreement shall have the equal validity. In case of any discrepancy between the English version and the Chinese version, the English version shall prevail. [] [THE REMAINDER OF THIS PAGE IS LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement on the date appearing at the head hereof. Beijing Pioneer Technology Co., Ltd. Authorized Representative: /s/ signature and seal Beijing New Oriental Education & Technology (Group) Co., Ltd. Authorized Representative: /s/ signature and seal Beijing Century Friendship Education Investment Co., Ltd. Authorized Representative: /s/ signature and seal

ANNEX I

Organizational Chart

Equity interest for companies.

Sponsorship interest for schools and kindergartens.

Contractual arrangements including new enrollment system development agreements, other operating service agreements, software sale agreements and trademark license agreements. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

Contractual arrangements including equity pledge agreements and option agreement. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

(1)	Beijing Century Friendship Education Investment Co., Ltd is 80% owned by Mr. Michael Minhong Yu, our company’s founder, chairman and chief executive officer, and 20% owned by Ms. Bamei Li, Mr. Yu’s mother.

(2)	Consisting of various PRC companies operating our educational content and other technology development and distributions business, online education business and overseas studies consulting business in China.